Exhibit 99(A)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

NATROL, INC.

at

$4.40 Net Per Share

by

Nutra Acquisition Company, Inc.

a wholly owned subsidiary of

Plethico Pharmaceuticals Limited

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, DECEMBER 27, 2007, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

Nutra Acquisition Company, Inc., a Delaware corporation (“Purchaser”) is offering to purchase for cash all outstanding shares of common stock, $.01 par value per share (“Shares”), of Natrol, Inc., a Delaware corporation (“Natrol”), at a price of $4.40 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of November 18, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), among Natrol, Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India and our direct parent (“Plethico”) and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Natrol, and Natrol will be the surviving corporation (the “Merger”).

The Natrol board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to and in the best interests of the holders of Shares. The Natrol board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to various conditions. A summary of the principal terms of the Offer appears on pages 1 through 3 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

November 27, 2007

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., the “Depositary” for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

TABLE OF CONTENT S

ii

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase, the related Letter of Transmittal and the other documents to which this Offer to Purchase and the Letter of Transmittal refer to fully understand the Offer, the Merger and the related transactions. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser.

Principal Terms

•

Nutra Acquisition Company, Inc., a Delaware corporation (“Purchaser”) is offering to purchase for cash all outstanding shares of common stock, $.01 par value per share (“Shares”), of Natrol, Inc., a Delaware corporation (“Natrol”), at a price of $4.40 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of November 18, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), among Natrol, Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India and our direct parent (“Plethico”) and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Natrol, and Natrol will be the surviving corporation (the “Merger”). We refer to Plethico and Purchaser, collectively, as the “Buyer Parties.”

•

The initial offering period for the Offer will end at 5:00 p.m., New York City time, on Thursday, December 27, 2007, unless we extend the Offer (such date and time, as it may be extended by us, the “Expiration Date”). We will announce any decision to extend the Offer in a press release stating the new Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date.

•

The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If, following the Offer, we own a number of Shares that, when added to the number of Shares already owned by the Buyer Parties and their affiliates (but excluding any Shares that may be acquired by exercising the Top-Up Option described below), that represents a majority of the total number of fully diluted Shares, voting together as a class (as defined below), then, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we will acquire the remainder of the Shares in the Merger for $4.40 per Share in cash. Stockholders who own their Shares at the time of the Merger and fulfill certain other requirements of Delaware General Corporation Law will have appraisal rights in connection with the Merger.

•

Natrol has granted us the option (the “Top-Up Option”) to purchase a number of newly issued Shares of Natrol equal to the lowest number of Shares that, when added to the number of Shares already owned by the Buyer Parties and their affiliates, constitutes one Share more than 90% of fully diluted Shares (taking into account the Shares to be issued pursuant to the Top-Up Option). The purchase price per Share for any Shares purchased by us under the Top-Up Option would be equal to the Offer Price. The Top-Up Option is subject to certain additional terms and conditions, including that Natrol is not required to issue shares to the extent that such issuance would require approval of stockholders pursuant to the rules of the Nasdaq Global Market.

•

As used in this Offer to Purchase with respect to our ownership of Shares, “fully diluted Shares” shall mean the number of then-outstanding Shares, together with all shares of common stock of Natrol that Natrol would be required to issue as of such time pursuant to any then-outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into shares of common stock of Natrol which instruments (x) have an exercise price or strike price less than the Offer Price and (y) are then vested (after giving effect to the transactions contemplated by the Merger Agreement) or under which the rights to convert or exchange into common stock of Natrol have accrued, assuming consummation of the Offer.

•	See Section 1—“Terms of the Offer.”

Natrol Board Recommendation

•

The Natrol board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Natrol board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. See “Introduction” and Section 10—“Background of the Offer; Contacts with Natrol” below, and Natrol’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

•

We are not obligated to purchase any tendered Shares unless there have been validly tendered, and not properly withdrawn, prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares that, when added to the number of Shares already owned by the Buyer Parties and their affiliates (but excluding any Shares that may be acquired by exercising the Top-Up Option), represents a majority of the total number of fully diluted Shares, voting together as a class, at the Expiration Date. We refer to this condition (as more fully described in Section 13—“Conditions of the Offer”) as the “Minimum Tender Condition.”

•

Further, we are not obligated to purchase any tendered Shares if, subject to certain exceptions, since the date of the Merger Agreement, there has occurred any change, event, development, circumstance or occurrence that, individually or in the aggregate, (x) has a material adverse effect on the results of operations, condition (financial or otherwise), business or assets of Natrol and its subsidiaries, taken as a whole, or (y) a material adverse effect on Natrol’s ability to perform its obligations, or consummate the transactions contemplated by the Merger Agreement, in accordance with the terms of the Merger Agreement.

•	The Offer is also subject to a number of other important conditions as more fully described in Section 13—“Conditions of the Offer.”

•

We expressly reserve the right to waive any condition to the Offer or modify the terms of the Offer (provided that the Minimum Tender Condition may be amended or waived only with the prior written consent of Natrol), subject to compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the terms of the Merger Agreement. See Section 13—“Conditions of the Offer.” There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition and (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger.

•	We believe that the Offer and the Merger are not subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

Procedures for Tendering Shares

•	If you wish to accept the Offer and:

•

You are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires.

•

You are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to obtain three additional National Association of Securities Dealers Automated Quotations (“Nasdaq”) Stock Market trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery.

•	You hold your Shares through a broker or a bank, you should contact your broker or bank and give instructions that your Shares be tendered.

•	Detailed instructions are contained in the Letter of Transmittal and in Section 3—“Procedures for Tendering Shares.”

Withdrawal Rights

•

You have the right to, and can, withdraw Shares that you previously tendered at any time until the Expiration Date. You will not be able to withdraw Shares tendered during any subsequent offering period that we may elect to establish after we have accepted for payment and paid for Shares tendered in the Offer.

•

To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary at a time when you still have the right to withdraw your Shares. If you tendered your Shares through your broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares.

•	See Sections 1 and 4—“Terms of the Offer” and “Withdrawal Rights.”

Recent Natrol Trading Prices; Subsequent Trading

•

On November 16, 2007, the last full trading day prior to the announcement by Plethico and Natrol of the signing of the Merger Agreement, the closing price of the Shares reported on the Nasdaq Stock Market was $2.27 per Share.

•	The Offer Price of $4.40 per Share represents a premium of 93.83% to Natrol’s closing stock price on November 16, 2007.

•	On November 26, 2007, the last full trading day prior to commencement of the Offer, the closing price of the Shares reported on Nasdaq Stock Market was $4.31 per Share.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•

In general, your receipt of the merger consideration pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, you will generally recognize capital gain or loss equal to the difference between the amount of cash received pursuant to the Offer or the Merger and your adjusted tax basis in the Shares surrendered. Stockholders are urged to consult their tax advisors regarding the United States federal, state, local and foreign tax considerations of the Offer and the Merger. See Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” beginning on page 13.

Further Information

•	For further information, you can call Innisfree M&A Incorporated, the Information Agent for the Offer, at (888) 750-5834. See the back cover page of this Offer to Purchase.

To All Holders of Shares of Common Stock of

NATROL, INC.

INTRODUCTION

Nutra Acquisition Company, Inc., a Delaware corporation (“Purchaser”) is offering to purchase for cash all outstanding shares of common stock, $.01 par value per share (“Shares”), of Natrol, Inc., a Delaware corporation (“Natrol”), at a price of $4.40 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of November 18, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), among Natrol, Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India and our direct parent (“Plethico”), and Purchaser (together with Plethico and Purchaser the “Buyer Parties”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Natrol, and Natrol will be the surviving corporation (the “Merger”).

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us. If you hold your Shares through a broker or bank you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the IRS Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.” We will pay all charges and expenses of Computershare Trust Company, N.A. (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that:

•

there have been validly tendered, and not properly withdrawn, prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares that, when added to the number of Shares already owned by the Buyer Parties and their affiliates (but excluding any Shares that may be acquired by exercising the Top-Up Option), represents a majority of the total number of fully diluted Shares, voting together as a class, at the Expiration Date. We refer to this condition (as more fully described in Section 13—“Conditions of the Offer”) as the “Minimum Tender Condition.”

•

subject to certain exceptions, since the date of the Merger Agreement, there has occurred any change, event, development, circumstance or occurrence that, individually or in the aggregate, (x) has a material adverse effect on the results of operations, condition (financial or otherwise), business or assets of Natrol and its subsidiaries, taken as a whole, or (y) a material adverse effect on Natrol’s ability to perform its obligations, or consummate the transactions contemplated by the Merger Agreement, in accordance with the terms of the Merger Agreement.

The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer.”

The Offer will expire at 5:00 p.m., New York City time, on Thursday, December 27, 2007, unless the Offer is extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

The Natrol board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Natrol board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For factors considered by the board of directors of Natrol, see Natrol’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Morgan Joseph & Co. (“Morgan”) has delivered to the Natrol board of directors a written opinion, dated November 18, 2007, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is advisable, fair, from a financial point of view, to such holders. A copy of Morgan’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as an exhibit to the Schedule 14D-9.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by Natrol or any subsidiary of Natrol or by the Purchaser) will automatically be converted into, and canceled in exchange for, the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Natrol; Merger Agreement.” Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” below describes certain material U.S. federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the approval of the Merger substantially as set forth in the Merger Agreement by the requisite vote of stockholders of Natrol, unless the Merger is consummated as a short-form merger in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”) as described below. Under the DGCL, the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding Shares (a “Majority Vote”), is the only vote of any class or series of Natrol’s stock that would be necessary to approve the Merger at any required meeting of Natrol’s stockholders. If, following the purchase of Shares by us pursuant to the Offer, during any subsequent offering period, through any exercise of the Top-Up Option or otherwise, we own outstanding Shares representing a Majority Vote, we will be able to effect the Merger without the affirmative vote of any other stockholder. We have agreed pursuant to the Merger Agreement that all Shares acquired by us pursuant to the Offer or otherwise owned by us will be voted in favor of the Merger.

Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “short-form merger”). Upon the terms and subject to the conditions of the Merger Agreement, in the event that, following completion of the Offer, the Buyer Parties own at least one Share more than 90% of the votes entitled to be cast by the holders of outstanding Shares, voting together as a class (taking into account Shares issued pursuant to the Top-Up Option) (a “90% Vote”), including Shares acquired in the Offer, during any subsequent offering period, through any exercise of the Top-Up Option or otherwise, Plethico will effect a short-form merger of us into Natrol, with Natrol surviving, in accordance with the DGCL as soon as reasonably practicable. See Section 15—“Certain Legal Matters.”

Stockholders who have not tendered their Shares and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

As used in this Offer to Purchase with respect to our ownership of Shares, “fully diluted Shares” shall mean the number of then-outstanding Shares, together with all shares of common stock of Natrol that Natrol would be required to issue as of such time pursuant to any then-outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into shares of common stock of Natrol which instruments (x) have an exercise price or strike price less than the Offer Price and (y) are then vested (after giving effect to the transactions contemplated by the Merger Agreement) or under which the rights to convert or exchange into common stock of Natrol have accrued, assuming consummation of the Offer.

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFE R

1. Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, December 27, 2007, unless we, in accordance with the Merger Agreement, have extended the initial offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by us, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

To the extent permitted by applicable law, we expressly reserve the right (but are not obligated), at any time or from time to time, to waive any condition or modify the terms of the Offer in any respect. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Natrol:

(1) decrease the Offer Price or change the form of the consideration payable in the Offer,

(2) decrease the number or percentage of shares of common stock of Natrol sought pursuant to the Offer,

(3) amend or waive the Minimum Tender Condition,

(4) impose any conditions to the Offer in addition to the conditions set forth in Section 13—“Conditions of the Offer,”

(5) amend or modify the Offer in a manner adverse to the holders of shares of common stock of Natrol taken as a whole, or

(6) extend the Expiration Date except as requested or permitted by the Merger Agreement.

We may, in our sole and absolute discretion, increase the price per Share payable in the Offer without the consent of Natrol. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Exchange Act, and the restrictions previously identified in paragraphs (1) through (6) above, provided that all such modifications to the terms of the Offer (other than a modification to increase the Offer Price or to waive a condition to the Offer) will not, in the aggregate, reasonably be expected to delay the first date we accept the Shares for payment (the “Acceptance Date”) by more than ten business days after the first public dissemination of notice of any such modification.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer as of the Expiration Date, promptly following the Expiration Date, we will accept for payment, purchase and pay for any Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. We will extend the Offer at any time, and from time to time, as follows:

(1) if at the then-scheduled Expiration Date of the Offer any of the conditions to the Offer described in Section 13—“Conditions of the Offer” have not been satisfied or waived, until such time as such conditions are satisfied or waived; provided that any such extension will be in increments of not more than ten business days;

(2) for any period required by any rule, regulation, interpretation or position of the Commission or its staff or the Nasdaq applicable to the Offer; or

(3) if all of the conditions to the Offer described in Section 13—“Conditions of the Offer” have been satisfied or waived, and Shares have been accepted for payment, but the number of Shares acquired by Purchaser (together with other Shares owned of record by the Buyer Parties or any of their affiliates) represent less than a 90% Vote, for an aggregate period of three but not more than twenty business days (for all such extensions pursuant to this clause (3)) as a “subsequent offering period” (the “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act.

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to paragraph (1) or (2) above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If we provide a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. A subsequent offering period would be an additional period of time of between three business days and 20 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the initial offering period of the Offer on the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” has not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, Plethico and Purchaser may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See Sections 13 and 15—“Conditions of the Offer” and “Certain Legal Matters,” without prejudice to our rights set forth in Section 13—“Conditions of the Offer.” Our reservation of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Business Wire (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the Commission.

Natrol has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Natrol’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Share s

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when we give oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, we increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3. Procedures for Tendering Share s

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision hereof, we will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Natrol, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of the Buyer Parties or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None the Buyer Parties or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

If we extend the Offer, we delay our acceptance for payment of Shares, or we are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date.

In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5. Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger

General. The following is a summary of the anticipated material United States federal income tax consequences of the Offer and the Merger to our stockholders. This summary is based upon existing United States federal income tax law which is subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to United States persons who hold their Shares as “capital assets” for United States federal income tax purposes (generally, assets held for investment). This summary does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of that stockholder’s particular circumstances, or to those stockholders that may be subject to special treatment under United States federal income tax law (for example, life insurance companies, tax-exempt organizations, financial institutions, taxpayers that are not U.S. persons, dealers or brokers in securities or currencies, partnerships and their partners or stockholders who hold Shares as part of a hedging, straddle, conversion, constructive sale or other integrated transaction for United States federal income tax purposes or who acquired their Shares through the exercise of stock options or other compensatory arrangements). In addition, the discussion does not address any foreign, state, or local tax considerations that may be applicable to our stockholders. Stockholders are urged to consult their tax advisors regarding the United States federal, state, local, and foreign tax considerations of the Offer and the Merger.

Consequences of the Offer and the Merger to Our Stockholders. The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes, and may be a taxable transaction for state, local, and foreign tax purposes as well. In general, a stockholder who surrenders Shares in exchange for cash pursuant to the Offer or the Merger will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash received and such stockholder’s adjusted tax basis in the Shares tendered in exchange therefor. Gain or loss will be calculated separately for each block of Shares surrendered in the Offer or the Merger. Such gain or loss will generally be long-term provided that a stockholder has held such Shares for more than one year as of the closing date of the Offer or the Merger. The deductibility of capital loss is subject to limitations.

6. Price Range of Shares; Dividends

According to Natrol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the Shares are traded on the Nasdaq Global Market under the symbol “NTOL.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on the Nasdaq Global Market with respect to each calendar quarter during 2005 and 2006 as stated in Natrol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and with respect to the periods noted below in 2007.

Fiscal Year	High	Low
2005:
First Quarter	$3.37	$2.65
Second Quarter	3.14	2.60
Third Quarter	3.02	1.88
Fourth Quarter	2.70	1.40

Fiscal Year	High	Low
2006:
First Quarter	$2.50	$1.55
Second Quarter	2.69	1.73
Third Quarter	2.91	.88
Fourth Quarter	2.73	1.42

Fiscal Year	High	Low
2007:
First Quarter	$2.96	$2.00
Second Quarter	3.70	2.75
Third Quarter	4.14	2.71
Fourth Quarter (through November 26, 2007)	4.40	2.08

On November 16, 2007, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on the Nasdaq Global Market during normal trading hours was $2.27 per Share. On November 26, 2007, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the Nasdaq Global Market during normal trading hours was $4.31 per Share. Natrol has never paid dividends. In Natrol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Natrol has indicated that it will continue to retain its earnings to finance its operations and future growth and it did not anticipate paying dividends on Natrol Shares in the foreseeable future. Under Natrol’s existing senior credit facility, Natrol is prohibited from paying or declaring cash dividends. Additionally, under the terms of the Merger Agreement, Natrol is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Plethico. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq Global Market. According to the published guidelines of The Nasdaq Stock Market, LLC (“Nasdaq”), Nasdaq would consider disqualifying the Shares for listing on the Nasdaq Global Market (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Natrol has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, Nasdaq would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (f) (i) Natrol has stockholders’ equity of less than $2.5 million, (ii) the market value of Natrol’s listed securities is less than $35 million over a 10 consecutive business day period, and (iii) Natrol’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Natrol, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Natrol, there are approximately 29,840,000 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the Nasdaq Global Market or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Natrol upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Natrol to its stockholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Natrol. Furthermore, the ability of “affiliates” of Natrol and persons holding “restricted securities” of Natrol to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on Nasdaq. We intend to seek to cause Natrol to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

8. Certain Information Concerning Natrol

The following description of Natrol and its business has been taken from Natrol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Natrol’s Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2007, and is qualified in its entirety by reference to such reports.

Natrol manufactures and markets branded, high-quality dietary supplements, herbal teas, and sports nutrition products under seven primary brands: Natrol®, Laci Le Beau®, Prolab®, Nu Hair®, Shen Min®, Promensil® and MRI. Through Natrol’s Essentially Pure Ingredients® (EPI) division, Natrol sells nutraceutical grade ingredients to other manufacturers of nutrition products and provide contract manufacturing services to companies within the nutraceutical industry. Natrol markets approximately 50 product categories with more than 500 stock-keeping units (SKU’s) designed to meet a wide range of consumer needs. Natrol sells products through multiple distribution channels throughout the United States. These channels include domestic health food stores and mass-market drug, club, retail and grocery store chains. Natrol also sells products through independent catalogs, Internet shopping sites, and within approximately 40 foreign countries through international distributors as well a subsidiary in the United Kingdom.

Natrol is a Delaware corporation with executive offices located at 21411 Prairie Street, Chatsworth, California 91311. Natrol’s telephone number at such principal executive offices is 818-739-6000.

Available Information. Natrol is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Natrol’ business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Natrol’s securities, any material interests of such persons in transactions with Natrol, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Natrol’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Natrol, who file electronically with the Commission. The address of that site is http://www.sec.gov. Natrol also maintains an Internet website at http://www.natrol.com. The information contained in, accessible from or connected to Natrol’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Natrol’s filings with the Commission. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Natrol contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of the Buyer Parties or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Natrol contained in such documents and records or for any failure by Natrol to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9. Certain Information Concerning Purchaser and Plethico

Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and Merger. We are a wholly-owned subsidiary of Plethico. The principal executive offices of Purchaser are located c/o Plethico Pharmaceuticals Ltd., Administrative Office, 37, Pologround, Industrial Estate, Indore 452015 (M.P.), India, where our telephone number is +91 98 673 13512.

Plethico. Plethico is a herbal/nutraceutical focused Indian Company, engaging in the manufacturing, marketing and distribution of pharmaceutical and allied healthcare products in India and internationally. The company’s product portfolio includes: herbal health care products, such as Travisil® and Mountain Herbz® food supplements; consumer healthcare products and neutraceuticals, which include sports nutrition (Coach’s Formula®), confectionary (Byte®, Actifresh®), pharma-OTC (Effertabs®, Therasil®) and pharmaceutical formulations. Plethico today operates in Commonwealth of Independent States (CIS), Africa, South East Asia, Latin America and certain gulf countries. Plethico was founded in 1991 and has its registered office in Indore (Madhya Pradesh) and has its corporate office in Mumbai, India. The principal executive offices of Plethico are located at Administrative Office, 37, Pologround, Industrial Estate, Indore 452015 (M.P.), India where Plethico’s telephone number is +91 98 673 13512.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Plethico and Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Plethico, Purchaser or, to the knowledge of Plethico or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of Plethico, Purchaser or, to the knowledge of Plethico or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Plethico, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Natrol; (b) none of Plethico, Purchaser or, to the knowledge of Plethico or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Natrol during the past 60 days; (c) none of Plethico, Purchaser, their subsidiaries or, to the knowledge of Plethico or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Natrol (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between any of Plethico, Purchaser, their subsidiaries or, to the knowledge of Plethico or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Natrol or any of its executive officers, directors or affiliates, on the other hand; and (e) other than the transaction described in the Offer to Purchase, in the past two years, there have been no negotiations, transactions or material contacts between any of Plethico, Purchaser, their subsidiaries or, to the knowledge of Plethico or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Natrol or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Natrol’s securities, an election of Natrol’s directors or a sale or other transfer of a material amount of assets of Natrol.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash; (b) the Offer is not subject to any financing condition; (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger; and (d) Plethico has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10. Background of the Offer; Contacts with Natrol

As a herbal/nutraceutical-focused Indian company interested in expanding its presence in North America and Europe, Plethico had been evaluating acquisition opportunities in these regions. On February 23, 2007, Plethico engaged Singhi Advisors (India) (“Singhi”) to assist it in identifying appropriate targets. Singhi then contacted a United States member of the Merger Alliance Group, Brocair Partners (“Brocair”), to participate in the effort in the U.S.

By April 2007, Brocair’s research had yielded Natrol as a promising acquisition candidate that was likely to be a good strategic fit with Plethico. On April 17, 2007, Mr. Rusty Ray (“Mr. Ray”), a partner at Brocair, contacted Dennis R. Jolicoeur (“Mr. Jolicoeur”), Chief Financial Officer of Natrol, and expressed Plethico’s interest in discussing the possibility of a negotiated acquisition of Natrol, or alternatively a strategic partnership in the nature of a joint venture or a marketing and sales relationship.

On May 16, 2007, Shashikant A. Patel (“Mr. Patel”), Chairman of the Board & Managing Director of Plethico, and Sanjay Pai (“Mr. Pai”), Plethico’s Chief Financial Officer, Dr. Manmohan Patel (“Dr. M. Patel”), Purchaser’s Treasurer and Secretary, traveled to New York. Mr. Patel, Dr. M. Patel Mr. Pai, Mr. Ray, Wayne Bos (“Mr. Bos”), Chief Executive Officer of Natrol, and representatives of Morgan Joseph & Co. (“Morgan”), financial advisor to Natrol, held meetings at Morgan’s New York offices. During these meetings, they discussed the manufacturing, product, distribution and business strategies of Plethico and Natrol, as well as potential strategic relationships. On May 22, and May 23, 2007, Mr. Patel, Dr. M. Patel, Mr. Pai and Mr. Ray visited Natrol’s facilities in California.

On May 23, 2007, Plethico and Natrol entered into a mutual non-disclosure agreement that provided each of them with certain protections in connection with the disclosure of confidential information for purposes of evaluating possible transactions. Between May 23 and June 28, Plethico and Brocair began to gather data on Natrol and its industry, and performed further analysis regarding the implications of a possible business combination. On June 20, 2007, Plethico sent a draft letter of intent to Natrol, proposing to acquire Natrol for $67 million in cash. Natrol rejected such proposal and the draft letter of intent was not executed.

On June 18, 2007, Mr. Pai, Mr. Bos and Mr. Craig Cameron, Natrol’s Chief Operating Officer, participated in a call to discuss questions regarding Natrol’s operations, financial performance, marketing initiatives and corporate structures. On July 3, Brocair discussed with Mr. Bos the possibility of Plethico’s buying all the outstanding shares of Natrol. To follow up that interest, between July 11 and July 15, 2007, Mr. Bos visited India. There he met with Plethico’s Board of Directors and management team at Plethico’s headquarters in Mumbai and discussed Natrol’s desire to have an offer of at least $5.00 per share. Mr. Bos also visited Plethico’s manufacturing facilities in Indore, Madhya Pradesh, India. On July 23, 2007, Plethico’s legal advisors, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) made an initial contact with Greenberg Traurig, LLP (“Greenberg”), Natrol’s legal advisors, as well as a member of Natrol’s management team, and discussed legal and due diligence matters.

On July 26, 2007, Plethico and Natrol entered into a revised confidentiality agreement that added a prohibition on Plethico from purchasing or offering to purchase Natrol shares without the prior written consent of Natrol’s board of directors. During the course of the next two weeks, Plethico and Skadden reviewed various materials provided confidentially by Natrol and had numerous telephone conversations with respect to the structure and timing of a transaction as well as legal and due diligence matters.

Between August 7, and August 10, 2007, Mr. Pai traveled to the United States to visit Natrol’s headquarters. He and Dr. M. Patel had several meetings with members of Natrol’s management and Morgan to discuss Natrol’s business strategy, its assets, and the compatibility of the corporate cultures of Natrol and Plethico. During the meetings, Plethico indicated that, subject to the completion of satisfactory due diligence and analysis, it would be willing to consider an acquisition transaction as a cash tender offer followed by a merger, both at a price of $5.00 per share in cash. At this point, the additional liquidity to enable Plethico to consummate such a transaction depended on its consummating a capital markets transaction that was later delayed. In connection with those meetings, representatives of Skadden met with representatives of Natrol to discuss various legal and due diligence matters.

During the period from August 6 through 21, 2007, representatives of Plethico, Natrol, Brocair, Morgan, Skadden and Greenberg negotiated various aspects of the proposed merger agreement. Natrol indicated again during these discussions that it would not approve an acquisition transaction without committed financing. Natrol also requested Plethico to reimburse all expenses and fees incurred and to be incurred by Natrol relating to the potential transaction even if the potential transaction was never consummated. Plethico expressed that it would only consider reimbursing Natrol for expenses and fees to be incurred going forward. On August 22, 2007, Greenberg informed Skadden that Natrol was suspending discussions relating to a transaction until Plethico had secured financing for the transaction.

On October 15, 2007, Plethico closed an offering of $75 million in convertible bonds, providing it with the additional funds necessary to carry out the acquisition transaction being discussed. On October 15, 2007, Brocair informed Mr. Bos that Plethico had secured the financing and confirmed Plethico’s continuing interest in acquiring Natrol. At that time, Mr. Bos indicated that Natrol would still be interested in exploring such an opportunity.

During the period between October 22 and November 16, 2007, Natrol provided further financial, legal and other diligence items to Plethico. On November 12, 2007, Mr. Bos traveled to India to meet with the management of Plethico. During the period between November 13 and November 18, 2007, Mr. Bos had various meetings and discussions with Plethico’s management in which they discussed terms of the Merger Agreement in detail, including the purchase price, the termination fee and the top-up option. Based on Natrol’s anticipated financial performance in the quarter ended September 30, 2007 as disclosed in the additional diligence materials, Plethico offered a cash price of $3.50 per share. Mr. Bos replied that further consideration of that price was not likely to be productive, and Greenberg informed Skadden that the $3.50 price had been rejected by Natrol’s Board of Directors. Over the course of a series of discussions following this, Plethico raised its offer to $4.40 per share. In addition, Plethico had proposed a termination fee of $5 million. Mr. Bos had proposed $3 million as the termination fee, and $3 million was the number adopted after extensive negotiation.

On November 14, 2007, the Board of Directors of Natrol had a telephone meeting and discussed the merits of the merger transaction. On November 17, 2007, the Board of Directors of Natrol had a telephone meeting and discussed the status of negotiations of the Merger Agreement.

Over the course of November 17 and November 18, 2007, representatives of Plethico and Natrol, with the assistance of Brocair, Skadden and Greenberg, finalized the terms of the Merger Agreement. In addition, Plethico also conducted discussions with Elliot Balbert and his counsel that led to the negotiation of Tender and Support Agreement with Balbert Family Trust and Trisha Balbert, respectively. In the morning of November 18, 2007, the Board of Directors of Natrol met and approved among other things, the final Merger Agreement. The Merger Agreements and the Tender and Support Agreements were signed during the morning of November 18, 2007, and were publicly announced later that day.

11. Purpose of the Offer and Plans for Natrol; Summary of the Merger Agreement

Purpose of the Offer and Plans for Natrol

The purpose of the Offer and the Merger is for Plethico and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Natrol. Pursuant to the Merger, we will acquire all of the stock of

Natrol not purchased pursuant to the Offer, the Top-Up Option or otherwise. Stockholders of Natrol who sell their Shares in the Offer will cease to have any equity interest in Natrol or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Natrol. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Natrol will not bear the risk of any decrease in the value of Natrol.

Assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Plethico is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of Natrol. See “The Merger Agreement—Directors” below. At the Effective Time of the Merger, the certificate of incorporation of Natrol shall be amended and restated to be identical to the certificate of incorporation of Purchaser (except that the name of the surviving corporation shall be “Natrol, Inc.”) and the bylaws of the Natrol shall be amended and restated to be identical to the bylaws of the Purchaser (except that the name of the surviving corporation shall be “Natrol, Inc.”). The directors of the Purchaser shall become the directors of the Natrol until their respective successors are duly elected or appointed. See “The Merger Agreement—Directors” below.

Plethico and Purchaser are conducting a detailed review of Natrol and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. Plethico and Purchaser will continue to evaluate the business and operations of Natrol during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Plethico intends to review such information as part of a comprehensive review of Natrol’s business, operations, capitalization and management with a view to optimizing development of Natrol’s potential in conjunction with Natrol’s existing businesses. Possible changes could include changes in Natrol’s business, banners, product offerings, store locations, corporate structure, charter, by-laws, capitalization, board of directors and management, although, except as disclosed in this Offer to Purchase, Plethico and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Plethico nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction involving Natrol or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Natrol’s capitalization, corporate structure, business or composition of its management or board of directors. Prior to the Expiration Date, Plethico may cause Purchaser to be transferred to one or more of its affiliates for internal structuring reasons, but no such transfer shall effect Plethico’s obligations under the Merger Agreement.

Summary of the Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the Commission on November 27, 2007 (the “Schedule TO”) and which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the Commission with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 under “Available Information.”

The Offer. The Merger Agreement provides that we will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 13—“Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date. For purposes of the Merger Agreement, the term “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, December 27, 2007, unless we, in accordance with the Merger Agreement, have extended the initial offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by us, will expire. We expressly reserve the right (but we are not obligated) to waive any condition to the Offer (provided that any waiver of the Minimum Tender Condition requires the prior written consent of Natrol) or to otherwise modify the terms of the Offer, subject to compliance with the Exchange Act; provided that all such modifications to the terms of the Offer (other than a modification to increase the Offer Price or to waive a condition to the Offer) will not, in the aggregate, reasonably be expected to delay the first date we accept the Shares for payment (the “Acceptance Date”) by more than ten business days after the first public dissemination of notice of any such modification and provided that, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Natrol, (1) decrease the Offer Price or change the form of the consideration payable in the Offer, (2) decrease the number or percentage of shares of common stock of Natrol sought pursuant to the Offer, (3) amend or waive the Minimum Tender Condition, (4) impose any conditions to the Offer in addition to the conditions set forth in Section 13—“Conditions of the Offer,” (5) amend or modify the Offer in a manner adverse to the holders of shares of common stock of Natrol taken as a whole, or (6) extend the Expiration Date except as requested or permitted by the Merger Agreement.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer as of the Expiration Date, promptly following the Expiration Date, we will accept for payment, purchase and pay for any Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. We will extend the Offer at any time, and from time to time, as follows:

(1) if at the then-scheduled Expiration Date of the Offer any of the conditions to the Offer described in Section 13—“Conditions of the Offer” have not been satisfied or waived, until such time as such conditions are satisfied or waived; provided that any such extension will be in increments of not more than ten business days;

(2) for any period required by any rule, regulation, interpretation or position of the Commission or its staff or the Nasdaq applicable to the Offer; or

(3) if all of the conditions to the Offer described in Section 13—“Conditions of the Offer” have been satisfied or waived, and Shares have been accepted for payment, but the number of Shares acquired by Purchaser (together with other Shares owned of record by the Buyer Parties or any of their affiliates) represent less than a 90% Vote, for an aggregate period of three but not more than twenty business days (for all such extensions pursuant to this clause (3)) as a “subsequent offering period” (the “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act.

Recommendation. Natrol has represented to us in the Merger Agreement that its board of directors has duly and unanimously adopted resolutions (i) determining that the Merger Agreement and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement is advisable, (ii) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taken together, are fair to and in the best interests of Natrol and its stockholders, (iii) approving the Merger Agreement and the “agreement of merger” contained in the Merger Agreement in accordance with the DGCL, (iv) approving the Tender and Support Agreement for purposes of and in accordance with Section 203 of the DGCL, (v) directing that the “agreement of merger” contained in the Merger Agreement be submitted to Natrol stockholders for adoption, unless the Merger is consummated in accordance with Section 253 of the DGCL as contemplated herein (the “Company Merger Recommendation”), (vi) subject to the terms and conditions set forth herein, recommending acceptance of the Offer and approval of the Merger by its stockholders, (vii) authorizing the grant of the Top-Up Option and the issuance of the Top-Up Shares upon the exercise thereof, and (viii) electing, to the extent permitted by applicable Laws, to make inapplicable all state takeover laws or similar Laws, including Section 203 of the DGCL, to the extent they might otherwise apply to the execution, delivery, performance or consummation of the Merger Agreement or the Tender and Support Agreement or the transactions.

Directors. The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder and other applicable laws, promptly upon our payment for Shares pursuant to the Offer and from time to time thereafter, we are entitled to designate such number of directors, rounded up to the next whole number, on the Natrol board of directors as is equal to the product of the total number of directors on the Natrol board of directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Plethico and Purchaser bears to the total number of fully diluted Shares (including Shares that are accepted for payment). If we elect to designate directors as described in the preceding sentence, then upon our request, Natrol shall cause our designees to be so elected or appointed, including, if necessary, by increasing the total number of Natrol’s directorships, and seeking and accepting the resignations of incumbent directors; provided, however, that prior to the Effective Time, the Natrol board of directors will always have at least two Continuing Directors who are Qualified Person. A Qualified Person means a person who meets the standards of an “independent director” under Section 301 of the Sarbanes-Oxley Act and certain other requirements. A Continuing Director means any member of Natrol’s board of directors while such person is such a member thereof, who is not an officer or affiliate of Natrol, Plethico or any of their respective subsidiaries and were members of Natrol’s board of directors prior to the date of the Merger Agreement, and any successor of a Continuing Director, while such successor is a member of Natrol’s board of directors, who is not an officer or affiliate of Natrol, Plethico or any of their respective subsidiaries and was recommended or elected to so succeed by a majority of Continuing Directors. If the number of Continuing Directors is fewer than two (or if immediately following consummation of the Offer there are not at least two then-existing directors of the Natrol who are Qualified Persons and willing to serve as Continuing Directors), then the number of Continuing Directors will be one, unless the remaining Continuing Director is able to identify a Qualified Person who is not then an officer or affiliate of the Natrol, Plethico or any of their respective subsidiaries and is willing to serve as a Continuing Director, in which case such remaining Continuing Director will be entitled to designate such Qualified Person to fill such vacancy and such designated Qualified Person shall be deemed to be a Continuing Director, or if no Continuing Directors then remain, the other directors shall be required to designate two Qualified Persons to fill such vacancies and such persons shall be deemed to be Continuing Directors.

Following the election or appointment of Plethico’s designees and until the Effective Time the approval of a majority of the Continuing Directors shall be required for Natrol to authorize any Company Adverse Recommendation Change (as defined in the Merger Agreement), any consent or action by Natrol required under the Merger Agreement, including termination of the Merger Agreement by Natrol, any amendment of the Merger Agreement or of Natrol’s certificate of incorporation or bylaws, any extension of the time for performance of any obligation or action under the Merger Agreement by Plethico or Merger Sub, any waiver of compliance with any covenant of Plethico or Merger Sub or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of Natrol, any exercise of Natrol’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Plethico or Purchaser under the Merger Agreement. If asked to take any of the actions or to perform any of the duties set forth above, and with respect to any transactions where Plethico has or reasonably may be deemed to have interests that are materially different from or in addition to the interests of the non-affiliate holders of Shares, the Continuing Directors will have the authority to retain at the expense of Natrol counsel. In addition, the Continuing Directors shall have the authority to institute any action, on behalf of Natrol and the non-Affiliate holders of Company Common Stock, to enforce the performance of the Merger Agreement.

Top-Up Option. Natrol has irrevocably granted to Plethico and Purchaser an irrevocable and non-transferable option (the “Top-Up Option”), for so long as the Merger Agreement has not been terminated, to purchase from Natrol such number of authorized and unissued Shares of Natrol’s common stock that, when added to the number of Shares of Natrol’s common stock owned by Purchaser and/or Plethico at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the outstanding shares of Natrol’s common stock (calculated on a fully diluted basis), and giving effect to the issuance of all Shares of Natrol’s common stock subject to the Top-Up Option, when added to the number of Shares outstanding prior to exercise. The price per share payable under the Top-Up Option would be equal to the Offer Price, with the par value payable in cash and the remaining purchase price payable with a promissory note from Purchaser. However, the Top-Up Option will be exercisable only once, and may only be exercised on or before the 20th business day after the expiration of the Offer or if the Subsequent Offering Period is made available, during the 20 Business Day period next following the expiration date of the

Subsequent Offering Period. In no event will the Top-Up Option be exercisable for a number of Shares in excess of Natrol’s then authorized and unissued Shares. In addition, the Top-Up Option may not be exercised to the extent (i) any applicable law, judgment, injunction, order or decree of any governmental authority shall prohibit such exercise, or require any action, consent or approval of, action by, or filing with, any governmental authority in connection with such exercise or the delivery of the Top-Up shares in respect of such exercise, if such action, consent, approval or filing has not been obtained or made, (ii) the issuance of the Shares of Natrol’s common stock upon exercise of the Top-Up Option would require approval of Natrol’s stockholders under Nasdaq rules, (iii) any injunction or restraint enforced by any governmental authority shall be in effect enjoining the consummation of the Merger, or (iv) Purchaser shall not have accepted for purchase and promptly paid for all Shares validly tendered pursuant to the Offer. Also, in the notice to exercise the Top-Up Option to Natrol, Plethico and Purchaser shall undertake that it shall be a condition to the exercise of the Top-Up Option that, simultaneously with such exercise of the Top-Up Option and the issuance of the Top-Up shares, Purchaser shall, and Plethico shall cause Purchaser to, simultaneously consummate the Merger in accordance with Section 253 of the DGCL and file with the SEC a notice of termination of Natrol’s Exchange Act reporting status on Form 15.

The Merger. The Merger Agreement provides that, after the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Natrol and Natrol will be the surviving corporation. Plethico and Purchaser have agreed in the Merger Agreement that, unless Plethico and Purchaser effect a short-form merger pursuant to the DGCL law, Natrol will hold a special meeting of its stockholders as soon as practicable following the Acceptance Date for the purpose of obtaining stockholder approval of adopting the Merger Agreement. Plethico and Purchaser have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by Plethico or Purchaser, will be voted in favor of the approval of the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if following consummation of the Offer, any subsequent offering period, or the exercise of the Top-Up Option, Plethico or Purchaser holds at least 90% of the outstanding Shares each of Plethico, Purchaser and Natrol will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger without action of the stockholders of Natrol.

Charter, Bylaws, Directors, and Officers. The Merger Agreement provides that charter and bylaws of Natrol will be amended and restated so that they will be identical to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time (except that the name of the company will be changed to “Natrol, Inc.”) until thereafter amended as provided therein or by applicable law. Our directors and officers immediately prior to the Effective Time, will be the initial directors and officers, respectively, of the surviving corporation, each to hold office in accordance with the terms of the charter and bylaws of the surviving corporation.

Conversion of Shares. Each share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Natrol or its subsidiaries, Plethico or Purchaser) will be converted at the Effective Time into the right to receive the Offer Price, payable to such holder upon surrender of the certificate formerly representing such Shares, without interest and less any required withholding taxes.

Treatment of Options. The Merger Agreement provides that at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each outstanding and unexercised option to acquire Shares, regardless of whether or not such options or rights have vested (the “Options”), shall be cancelled and each holder of a cancelled Option shall be entitled to receive, at the Effective Time, in consideration for the cancellation of each such Option, an amount in cash equal to the product of (x) the number of Shares subject to such Option immediately prior to the Effective Time and (y) the excess, if any, of the Offer Price over the exercise price per share subject to such Option, without interest thereon.

Representations and Warranties. In the Merger Agreement, Natrol has made customary representations and warranties to Plethico and Purchaser with respect to, among other matters, its organization, standing and corporate power, subsidiaries, capitalization, authority, the vote of Natrol’s stockholders required to approve the Merger, consents and approvals, undisclosed liabilities, compliance with law, permits, public filings, financial statements, absence of any Company Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, properties and leases, tax matters, regulatory matters, information to be included in this Offer to Purchase, the Schedule 14D-9 and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) and in any proxy or information statement to be sent to Natrol stockholders in connection with the Merger, intellectual property, environmental matters, material contracts, affiliate transactions, opinion of Morgan, brokers’ fees, disclosure controls, questionable payments, product liability and state takeover laws. Each of Plethico and Purchaser has made customary representations and warranties to Natrol with respect to, among other matters, organization and standing and corporate power, authority, consents and approvals, information furnished by Purchaser for use in the Schedule 14D-9 and for inclusion in the Offer Documents and any proxy or information statement to be sent to Natrol stockholders in connection with the Merger, brokers’ fees, sufficient funds, ownership and operation of Purchaser and ownership of Shares.

For purposes of the Merger Agreement, “Company Material Adverse Effect” shall mean any change, event, development, circumstance or occurrence (each, an “Effect”) that, individually or when taken together with all other Effects, (x) has a material adverse effect on the results of operations, condition (financial or otherwise), business or assets of the Natrol and its Subsidiaries, taken as a whole, or (y) a material adverse effect on the Natrol’s ability to perform its obligations, or consummate the transactions contemplated by the Merger Agreement, in accordance with the terms of the Merger Agreement, provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute, a Company Material Adverse Effect: (1) changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates; (2) any Effect caused by the announcement, pendency or performance of the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement or the identity of Plethico; (3) any change in the trading prices or trading volume of the Natrol common stock (provided that the exception in this clause (3) shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Company Material Adverse Effect); (4) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism; (5) earthquakes, hurricanes, floods or other natural disasters; (6) any Effect consisting of or to the extent resulting from any action taken by Natrol or its subsidiaries that is required by the Merger Agreement; or (7) any change in the composition of the Natrol’s board of directors pursuant to Section 1.3(a) of the Merger Agreement; provided, however, that with respect to clauses (1), (4) and (5), such Effect does not have a materially disproportionate and adverse effect on Natrol and its subsidiaries, taken as a whole, relative to most other similarly situated, comparable companies and their respective subsidiaries, taken as a whole, in the industry in which the Natrol and its Subsidiaries operate; provided, further, that, any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period shall not, in and of itself, constitute a Company Material Adverse Effect.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•

have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement—the information contained in this disclosure schedule modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business. The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, subject to some exceptions, the businesses of Natrol and its subsidiaries will be conducted in the ordinary course and comply with all applicable laws in all material respects, and, to the extent consistent therewith, Natrol and its subsidiaries will use commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their present executive officers, key employees and consultants and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that their goodwill and ongoing business will not be materially impaired and to take no action that would be reasonably expected to adversely affect or delay in any material respect the ability of either Plethico, Purchaser or Natrol to obtain any necessary approvals of any governmental authority required for the transactions contemplated by the Merger Agreement. The Merger Agreement also provides that, from the date of the Merger Agreement until the Effective Time, subject to certain exceptions, Natrol and its subsidiaries will not take specified actions without the prior written consent of Plethico, including, among other things, amending its organizational documents, issuing or selling its securities or granting options, amending terms of existing securities, declaring or paying any dividends, reclassifying or redeeming its securities, making acquisitions or dispositions, entering into, terminating or amending material contracts, authorizing or making any capital expenditures in excess of $250,000, incurring or guaranteeing indebtedness for borrowed money or capital lease obligations, make any loan or capital contribution to third party, entering into or amending any employment, severance or similar agreements, increasing or providing for new compensation or benefits to officers, directors or employees, revaluing material assets and materially changing accounting policies, failing to maintain assets, settling or initiating material litigation, making material tax elections or settling a material tax liability, disposing of or encumbering any properties, prepaying long-term debt, entering into or modifying any agreement with an affiliate, making decisions regarding its intellectual properties other than is commercially reasonable and in ordinary course of business, failing to maintain insurance policies, adopting a plan of complete or partial liquidation, or agreeing in writing to do any of the foregoing. In addition, Natrol has agreed not to knowingly take any action or knowingly omit to take any action that would be reasonably expected to result in a failure of a condition to the Offer or the Merger or would reasonably be expected to materially delay the consummation thereof or materially impair the ability of Natrol to consummate the transactions contemplated by the Merger Agreement.

No Solicitation. Subject to the terms following paragraphs under this “No Solicitation” heading, Natrol and its subsidiaries have agreed not to, or authorize or permit their respective directors, officers or employees to, and Natrol will use its reasonable best efforts to cause its investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, “Representatives”) to, directly or indirectly (i) solicit, initiate, or knowingly encourage or facilitate, any inquiries with respect to or the making of any proposal that constitutes or is reasonably likely to lead to a Takeover Proposal or any public announcement by any Third Party of any Takeover Proposal or of any intention to make the same, (ii) enter into or participate in any discussions or negotiations regarding any Takeover Proposal, furnish to any Third Party any non-public information (whether orally or in writing) in response to or in furtherance of any Takeover Proposal, or afford any Third Party access to the business, properties, assets, books or records of Natrol or any of its subsidiaries, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that has made, or has informed Natrol of any intention to make, or who has publicly announced an intention to make, a Takeover Proposal, (iii) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, a Takeover Proposal, or fail to make, withdraw or modify or resolve to take any action or make any public statement inconsistent with Natrol’s Offer Recommendation or Company Merger Recommendation (any of the foregoing in this clause (iii), a “Company Adverse Recommendation Change”), (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including approving any transaction for purposes of or approving a Third Party becoming an “interested stockholder” under Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in Natrol’s certificate of incorporation or bylaws, inapplicable to any transactions contemplated by a Takeover Proposal, (v) enter into any Takeover Proposal

(other than a confidentiality agreement) or (vi) grant any Third Party any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Natrol or any of its Subsidiaries.

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Acceptance Date (and in no event after the Acceptance Date), Natrol’s board of directors, directly or indirectly through its Representatives, may, subject to compliance with certain notice requirements, (i) engage in negotiations or discussions with any third party (and its Representatives) that has made after the date of the Merger Agreement a bona fide, unsolicited Takeover Proposal that Natrol’s board of directors determines in good faith, after consultation with a financial advisor of mutually recognized reputation and such Person’s outside legal counsel, either constitutes a Superior Proposal or a Takeover Proposal that would be reasonably likely to lead to the receipt of a Superior Proposal; provided that a breach by Natrol not in violation of Section 6.3(a) has not contributed to the making of such Superior Proposal or such Takeover Proposal; (ii) thereafter, furnish to such third party nonpublic information relating to Natrol or any of its subsidiaries pursuant to a confidentiality agreement with terms overall no less favorable to Natrol than those contained in the Confidentiality Agreement between Plethico and Natrol; provided, that all such information is provided to Plethico, as the case may be, not later than 24 hours after the time it is provided or made available to such third party); and provided, further, that if such Superior Proposal or Takeover Proposal is made by a third party who or which, on the date hereof, is party to a third party confidentiality agreement with Natrol which would prohibit Natrol from complying with the Merger Agreement requiring the provision by Natrol of information, agreements or the documents to Plethico, then Natrol may take the actions described in clauses (i) and (ii) of this paragraph only if such confidentiality agreement with such Third Party has been amended (Natrol being hereby permitted to so amend such confidentiality agreement) to allow Natrol to fully comply with the Merger Agreement without violating such confidentiality agreement; and (iii) following receipt of a Superior Proposal after the date of the Merger Agreement (x) make a Company Adverse Recommendation Change and (y) terminate the Merger Agreement (A) upon the concurrent payment to Plethico of the termination fee and (B) substantially concurrent entry into a definitive agreement providing for such Superior Proposal.

Natrol’s Board of Directors will not take any of the actions referred to above unless Natrol has delivered to Plethico a prior written notice advising Plethico that it intends to take such action, and Natrol will continue to advise Plethico after taking such action on a prompt and timely basis of the status and terms of any discussions and negotiations with the third party. In addition, Natrol will notify Plethico promptly (but in no event later than 24 hours) after receipt by Natrol (or any of its Representatives) of any Takeover Proposal or of any request for information relating to Natrol or any of its Subsidiaries or for access to the business, properties, assets, books, records, customers, suppliers, lenders or holders of Natrol common stock or any of its subsidiaries by any third party that has stated that it is considering making, or has made, a Takeover Proposal.

Notwithstanding the foregoing Natrol’s board of directors will not take an action regarding a Superior Proposal unless (i) Natrol promptly notifies Plethico, in writing at least five Business Days before taking that action, of its intention to do so in response to a Takeover Proposal that constitutes a Superior Proposal, attaching the most current version of any proposed agreement or a detailed summary of the material terms of any such proposal and the identity of the offeror (and any analysis of Natrol’s financial advisors underlying any determination that a Takeover Proposal is a Superior Proposal), and (ii) Plethico does not make, within such five-business-day period, a firm offer that is at least as favorable to the holders of Natrol stockholders, as determined by Natrol’s board of directors in good faith, after consultation with a financial advisor of mutually recognized reputation and such Person’s outside legal counsel, as such Superior Proposal.

As defined in the Merger Agreement:

“Takeover Proposal” means any inquiry, proposal, offer, agreement-in-principle, letter of intent, term sheet, merger agreement, joint venture agreement, option agreement, partnership agreement or other similar instrument with or from any Third Party relating to any (a) acquisition of assets of Natrol and its subsidiaries (including securities of subsidiaries of Natrol) equal to 15% or more of Natrol’s consolidated assets or to which 15% or more of Natrol’s revenues or earnings on a consolidated basis are attributable, (b) acquisition of 15% or more of the outstanding shares of capital stock or any other voting securities of Natrol, (c) tender offer (including a self-tender offer) or exchange offer that if consummated would result in any Third Party beneficially owning 15% or more of outstanding shares of capital stock or any other voting securities of Natrol or (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Natrol or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Natrol, in each case other than the Transactions.

“Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a Takeover Proposal (with all of the percentages included in the definition of Takeover Proposal increased, solely for purposes of this definition, to 50.1%), that (x) includes per-share consideration that is higher than the Offer Price (including, to the extent the per-share consideration is not all cash, a determination by Natrol’s Board of Directors in good faith to such effect) and is otherwise on terms that Natrol’s board of the directors has determined in its good faith judgment, After Consultation, and after taking into account all legal, financial, regulatory and other aspects of the proposal, including the availability of financing therefore is more favorable to the holders of Company Common Stock (who are not affiliates of Natrol) than the Transactions from a financial point of view, and (y) which Natrol’s Board of Directors has determined in good faith, After Consultation, is reasonably capable of being consummated on the terms proposed without unreasonable delay.

Notwithstanding the foregoing, nothing the Merger Agreement shall prohibit the Natrol’s board of directors from taking and disclosing to Natrol stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if the Natrol’s Board of Directors determines, After Consultation, that the failure to so disclose such position could constitute a violation of applicable Law; provided, however, that any additional disclosure relating to a Takeover Proposal, other than (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act that contains factually accurate public statement by Natrol that describes Natrol’s receipt of a Takeover Proposal and the operation of the Merger Agreement with respect thereto, (ii) an express rejection of such Takeover Proposal, or (iii) an express reaffirmation of its Company Offer Recommendation and Company Merger Recommendation, shall be deemed a Company Adverse Recommendation Change.

Notwithstanding the foregoing, at any time prior to the Acceptance Date (and in no event after the Acceptance Date), the Natrol board of directors may make an Adverse Recommendation Change if it determines in good faith, After Consultation, that, the failure to make a Company Adverse Recommendation Change would be likely to be inconsistent with its fiduciary duties under applicable Law.

Employee Matters. The Merger Agreement provides from and after the Effective Time, Plethico will honor in accordance with their terms any other employment related contracts, agreements, arrangements and commitments of Natrol and its Subsidiaries in effect that are applicable to any current or former employees, officers or directors of Natrol or any subsidiary or any of their predecessors.

For a period of not less than twelve months after the closing date of the Merger, with respect to each employee of Natrol or any of its subsidiaries (collectively, the “Company Employees”) who remains an employee of the surviving corporation or its successors or assigns or any of their subsidiaries (collectively, the “Continuing Employees”), Plethico will provide the Continuing Employees with total compensation and employee benefits that are substantially comparable in the aggregate to those provided to such Continuing Employees immediately prior to the Effective Time. Each Continuing Employee will be credited with his or her years of service with Natrol and its subsidiaries (and any predecessor entities thereof) before the closing date of the Merger under the parallel employee benefit plan of Plethico or its subsidiaries to the same extent as such employee was entitled, before the Effective Time, to credit for such service under the respective plan of New Plan and its subsidiaries (except to the extent such credit would result in the duplication of benefits and except with respect to benefit accrual under a defined benefit plan). In addition, with respect to each health benefit plan, during the calendar year that includes the closing date of the Merger, each Continuing Employee will be given credit for amounts paid by the employee under the respective plan of Natrol and its subsidiaries for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Plethico or the surviving corporation. Also, as of the Effective Time, Plethico will, with respect to Company Employees who become Plethico employees at the Effective Time, continue to recognize all accrued and unused vacation days, holidays, personal, sickness and other paid time off days (including banked days) that have accrued to such employees through the Effective Time, and Plethico will allow such employees to take their accrued vacation days, holidays and any personal and sickness days in accordance with such policies as it may adopt after the Effective Time.

Director and Officer Indemnification and Insurance. Plethico and Purchaser agree that, from and after the Acceptance Time, the surviving corporation’s certificate of incorporation and bylaws shall contain provisions no less favorable with respect to exculpation from liabilities and indemnification of the present or former directors, officers, employees and agents of Natrol than are currently provided in Natrol’s certificate of incorporation and bylaws, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable Law.

Without limiting any additional rights that any person may have under any agreement, from and after the Acceptance Date, Natrol will and Plethico will cause Natrol and the surviving corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer and director of Natrol, against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of, pertaining to or in connection with the fact that such former or present officer or director, as the case may be, is or was an officer, director, employee, fiduciary or agent of Natrol, or of another entity if such service was at the request of or for the benefit of Natrol, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent Natrol or the surviving corporation, as applicable, is permitted to do so under applicable law and the certificate of incorporation or bylaws of Natrol as at the date hereof, including with respect to all actions taken and omitted to be taken in connection with the approval, recommendation, negotiation, execution and consummation of the Merger Agreement, the Tender and Support Agreements, the Merger, the Offer and all of the transactions contemplated thereby.

The Merger Agreement further provides that Natrol will purchase by the Acceptance Date, and Plethico will cause the surviving corporation to maintain, tail policies to the current directors’ and officers’ liability insurance policies maintained on the date of the Merger Agreement by Natrol, which tail policies (i) will not have an aggregate annual premium in excess of 300% of the aggregate annual premium most recently paid by Natrol prior to the date of the Merger Agreement to maintain the existing policies, (ii) will be effective for a period from at least the Acceptance Date through and including the date six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Acceptance Date, and (iii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies provided that if equivalent coverage cannot be obtained or can be obtained only by paying an aggregate annual premium in excess of 300% of such amount, Natrol shall only be required to obtain (and the surviving corporation shall only be required to maintain) as much coverage as can be obtained by paying an aggregate annual premium equal to 300% of such amount.

Reasonable Best Efforts. The Merger Agreement provides that, subject to its terms and conditions, each of Natrol, Purchaser and Plethico will use its reasonable best efforts to promptly take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any governmental authority necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

In addition, if required under applicable law to consummate the Offer, or the Merger, Plethico and its applicable affiliates shall submit to the Reserve Bank of India and any other applicable Indian authorities, a true and complete notice and application and request for approval or file the necessary forms with supporting documents as prescribed under Indian laws (whichever is applicable) and clearance in respect of the Reserve Bank Clearance with regard to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and will take all action necessary to obtain the Reserve Bank Clearance and will ensure that the same is unconditionally procured no later than the 20th Business Day following the date of the Merger Agreement. In addition, Plethico and its applicable affiliates will take all action necessary to obtain all other authorizations, consents, clearances, orders, approvals and other permits from Indian governmental authorities necessary for Plethico and Purchaser to perform all of their respective obligations under the Merger Agreement and to pay any and all amounts required to be paid by them pursuant hereto as and when due thereunder.

Conditions to Consummation of the Mergers. Pursuant to the Merger Agreement, the respective obligations of Plethico, Purchaser and Natrol to consummate the Mergers are subject to the satisfaction or waiver, as permitted by applicable law, at or prior to the Effective Time, of the following conditions:

•	the Merger Agreement has been adopted by a Majority Vote,

•	no governmental authority has enacted or entered any order, injunction or decree or other legal restraint making consummation of the Merger illegal or preventing consummation of the Merger, and

•	we have accepted for purchase and paid for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date.

Termination. The Merger Agreement provides that it may be terminated, and the Offer and the Merger may be abandoned, notwithstanding approval of Natrol’s stockholders, as follows:

(a) by mutual written consent of Natrol and Plethico duly authorized by each of their respective boards of directors;

(b) by either Plethico or Natrol, if February 28, 2008 (the “Walk-Away Date”) has occurred and the Offer has not been consummated on or before the close of business on the Walk-Away Date, provided, that the Walk-Away Date will automatically be extended to March 31, 2008 (and such date will then be the Walk-Away Date for all purposes of the Merger Agreement) if the only condition to the Offer that has not been or would not be satisfied as of February 28, 2008 is the condition set forth in Paragraph 2(a) in Section 13—“Conditions of the Offer”; and provided, further, that the right to terminate the Merger Agreement under this paragraph will not be available to a party whose failure to fulfill any obligation under the Merger Agreement was the primary cause of, or resulted in, the failure of the Offer to be consummated on or before the Walk-Away Date;

(c) by either Plethico or Natrol if any Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority enjoining, restraining, preventing or prohibiting the acceptance for payment of, and payment for (collectively “Restraints”), the Shares pursuant to the Offer or consummation of the Merger or making the acceptance for payment of, and payment for, such shares pursuant to the Offer or consummation of the Merger illegal has become final and non-appealable; provided, however, that the terms of this paragraph will not be available to any party if the issuance of such final, non-appealable Restraint was primarily due to or resulted from the failure of such party to perform any of its obligations under the Merger Agreement;

(d) by Plethico, if prior to the Acceptance Date, Natrol has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in the in paragraph 2(d) in Section 13—“Conditions of the Offer” and (B) is either incurable, or if curable, is not cured by Natrol by the earlier of (x) 30 days following receipt by Natrol of written notice of such breach or failure and (y) the Walk-Away Date; provided that Plethico shall not have the right to terminate the Merger Agreement if Plethico is then in material breach of the Merger Agreement;

(e) by Plethico, if prior to the Acceptance Date, a Company Adverse Recommendation Change has occurred or following any public announcement of a Takeover Proposal or the occurrence of a material event after the date of the Merger Agreement (other than a Plethico material adverse effect) which would require Natrol to communicate publicly with its stockholders or otherwise make a public announcement in connection with the transactions contemplated by the Merger Agreement, the board of directors of Natrol has failed to publicly confirm the Offer Recommendation within 10 Business Days thereafter;

(f) by Plethico, if prior to the Acceptance Date, (A) Natrol shall have willfully and materially breached any of its obligations under the No Solicitation clauses (described above) of the Merger Agreement, or (B) any person or “group” (as such item is used in Section 13(d)(3) of the Exchange Act) other than Plethico, Purchaser or any of their Affiliates, shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act) of 15% or more of the outstanding shares of Natrol Common Stock after the date of the Merger Agreement;

(g) by Plethico, if due to a failure of the Offer Conditions to be satisfied at the Expiration Date, the Offer shall have expired or been terminated without Purchaser having purchased any Shares pursuant thereto; provided, that Plethico shall not have the right to terminate the Merger Agreement if Plethico’s or Purchaser’s breach of the Merger Agreement was directly or indirectly the cause of, or directly or indirectly resulted in, the failure of any of the Offer Conditions to be satisfied or the failure of Plethico to have accepted for payment and promptly paid for all Natrol Shares tendered pursuant to the Offer;

(h) by Natrol, if prior to the Acceptance Date, in accordance with, and subject to the terms and conditions of the No Solicitation clauses described above;

(i) by Natrol, if Plethico or Purchaser materially breach any of its obligations set forth in Article I of the Merger Agreement.

(j) by Natrol, if prior to the Acceptance Date, Plethico or Purchaser shall have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to a material failure of Plethico’s or Purchaser’s performance of obligation to accept for payment Natrol common stock tendered pursuant to the Offer or consummate the Merger; provided that Natrol shall not have the right to terminate the Merger Agreement under clause (i) if Natrol is then in beach of the Merger Agreement such that Plethico would then have a right to terminate the Merger Agreement under Section 8.1(c)(i) of the Merger Agreement; or

(k) by Natrol, if prior to the Acceptance Date, Plethico or Purchaser shall have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to a material failure of Plethico’s or Purchaser’s performance of obligation to accept for payment the Shares tendered pursuant to the Offer or consummate the Merger; provided that Natrol will not have the right to terminate the Merger Agreement if Natrol is then in material beach of the Merger Agreement.

Fees and Expenses. Natrol has agreed that if a Company Payment Event (defined below) occurs and Plethico and Purchaser are not then in material breach of their obligations, Natrol shall pay Plethico a fee of $3,000,000 (the “Termination Fee”).

A “Company Payment Event” means the termination of the Merger Agreement pursuant to:

(i) paragraphs (e) and (f)(A) above; or

(ii) paragraph (g) above as a result of either (x) a failure of Natrol to perform all obligations and comply with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, in all material respects, and such failure to perform or comply shall not have been cured prior to the Expiration Date, or (y) a failure of the Minimum Tender Condition to be satisfied at the scheduled expiration of the Offer, and in the case of clause (x) or (y), (A) at any time on or after the date hereof and prior to such termination a Takeover Proposal (whether or not conditional) shall have been made to Natrol’s board of directors or Natrol or publicly announced and, in each case, not withdrawn, or any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal which intention has not been withdrawn, and (B) within twelve months after the date of such termination, Natrol consummates any transaction specified in the definition of “Takeover Proposal.”

Except for the payment of the Termination Fees, all expenses incurred in connection with the Merger Agreement will be paid by the party incurring such expenses, whether or not the Merger is consummated.

Amendment. At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the approval of the Merger by Natrol Stockholders, by written agreement of the parties hereto, by action taken by their respective boards of directors; provided, however, that following approval of the Merger by the Natrol stockholders, there will be no amendment or change to the provisions in the Merger Agreement which by applicable Law would require further approval by the Natrol stockholders.

Waiver. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by Natrol, Plethico or Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Confidentiality Agreement

On May 23, 2007, Plethico and Natrol entered into a mutual non-disclosure agreement that provided each of them with certain protections in connection with the disclosure of confidential information for purposes of evaluating possible transactions. Natrol and Plethico entered into a revised confidentiality agreement on July 26, 2007 that added a prohibition on Plethico from purchasing or offering to purchase Natrol shares without the prior written consent of Natrol’s board of directors (the “Confidentiality Agreement”). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement) of the other party, in the Confidentiality Agreement, each of Plethico and Natrol agreed, among other things, to keep such Confidential Information (as defined in the Confidentiality Agreement) confidential and to use it only in connection with evaluating a business relationship between Natrol and Plethico. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Effects of Inability to Consummate the Merger

If, following the consummation of the Offer, the Merger is not consummated for any reason (see “Conditions to Consummation of the Merger” above), Plethico, which owns 100% of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by Plethico or its subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable Nasdaq rules and regulations regarding director independence, Natrol has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of Natrol to consist of persons designated by Purchaser (see “—The Merger Agreement—Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the board of directors of Natrol (assuming no waiver of the Minimum Tender Condition, which would require consent by Natrol), Plethico indirectly will be able to control decisions of the board of directors of Natrol and the decisions of Purchaser as a stockholder of Natrol. This concentration of control in one stockholder may adversely affect the market value of the Shares.

If Plethico controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Natrol, other than those affiliated with Plethico, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

The Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreement, between the Balbert Family Trust, Plethico, and the Tender and Support Agreement between Trisha Balbert and Plethico. The Balbert Family Trust and Trisha Balbert are referred to as Principal Shareholders. The following description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, a copy of each such agreement is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender Agreement, you are encouraged to read the full text of both Tender and Support Agreements attached to the Schedule TO.

In connection with the execution of the Merger Agreement, on November 18, 2007, Plethico entered into the Tender and Support Agreements with the Principal Shareholders, pursuant to which the Principal Shareholders agreed to tender an aggregate of 6,029,500 shares (the “Principals’ Shares”) of Common Stock of Natrol in the Tender Offer in accordance with the terms of the Offer as promptly as practicable after the commencement of the Tender Offer and not to withdraw the Principals’ Shares from the Tender Offer until the Merger Agreement has been terminated.

In addition, the Principal Shareholders agreed to vote the Principals’ Shares in favor of the principal terms of the Merger and the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Natrol at which such matters are considered. Further, the Principal Shareholders agreed to vote against (i) any action or agreement that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, or prevent or delay or adversely affect the transactions contemplated by the Merger Agreement, (ii) any takeover proposal and any action in furtherance thereof, (iii) any reorganization, recapitalization or winding-up of Natrol or any other extraordinary transaction involving Natrol, or (iv) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Natrol under the Merger Agreement or of the Principal Shareholders under the Tender and Support Agreements.

In furtherance of the Principal Shareholders’ covenants under the Tender and Support Agreements, the Principal Shareholders agreed to grant, for a period beginning on the date of the Tender and Support Agreements and continuing until the termination of the Tender and Support Agreements in accordance with their terms, to Plethico an irrevocable proxy appointing Plethico, as the Principal Shareholder’s proxy and attorney-in-fact (with full power of substitution) authorizing the Principals’ Shares to be voted in accordance with the provisions of the Tender and Support Agreements.

Subject to the terms of the Tender and Support Agreements, for a period beginning on the date of the Tender and Support Agreements and continuing until the termination of the Tender and Support Agreements in accordance with their terms, the Principal Shareholders also agreed not to transfer, or enter into any agreement with respect to a transfer of any of the Principals’ Shares, without the prior written consent of Plethico. The Principal Shareholders agreed not to (i) grant any proxies, powers of attorney, rights of first offer or refusal or enter into any voting trust, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift), (iii) otherwise permit any liens to be created on, or (iv) enter into any contract (including any derivative, hedging or other agreement), option or other arrangement (including any profits sharing arrangement) or understanding with respect to the direct or indirect transfer of any Principals’ Shares. Notwithstanding the foregoing, the Principal Shareholders may take any action described in the previous two sentences, so long as the other party is (i) (a) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of the Principal Shareholders, (b) any charitable organization, (c) any trust, the trustees of which include only the persons named in clause (a) and the beneficiaries of which include only the persons named in clause (a), (b) or (c), or (d) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the persons named above; and (ii) agrees to accept Principals’ Shares subject to the terms and conditions of the Tender and Support Agreements and be bound by the Tender and Support Agreements; provided, however, that notwithstanding such transfer or arrangement, the Principal Shareholders shall continue to be liable for any breach by such transferee of its agreements and covenants under the Tender and Support Agreements.

The Tender and Support Agreements terminates upon the earlier of (x) the Effective Time, (y) the agreement of the parties hereto to terminate the Tender and Support Agreements, and (z) the termination of the Merger Agreement in accordance with its term.

12. Source and Amount of Funds

The Offer is not conditioned upon Plethico’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Plethico and Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for options and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $80.8 million (“Merger Payments”). Plethico has sufficient funds in cash to consummate the purchase of Shares in the Offer and the Merger Agreement and the other transactions described above, and will cause or arrange for Purchaser to have, sufficient funds in cash available to consummate such transactions.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Plethico and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date and to acquire the remaining outstanding Shares in the Merger.

13. Conditions of the Offer

1. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, unless, immediately prior to the Expiration Date:

(a) there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned beneficially by Plethico, Purchaser or their controlled Affiliates, constitutes a majority of the total number of fully diluted Shares, which shall mean, as of any time, the number of Shares outstanding, together with all Shares which Natrol would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares which instruments (x) have an exercise price or strike price less than the Offer Price and (y) are then vested, assuming consummation of the Offer (the “Minimum Tender Condition”); and

(b) any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable Antitrust Laws, and any applicable waiting periods have expired or been terminated.

2. Additionally, notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares tendered in connection with the Offer and, subject to the terms of the Merger Agreement, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer if any of the following conditions exist:

(a) there shall have been any applicable Law promulgated, enacted, entered, enforced, issued or amended by any Governmental Authority that would, or is reasonably likely, directly or indirectly: (i) to restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger; (ii) to impose material limitations on the ability of Plethico, Purchaser or any of their respective Subsidiaries or Affiliates to acquire, hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the Offer on all matters properly presented to Natrol stockholders; or (iii) require that Plethico or Natrol or any of their respective material Subsidiaries license, divest, dispose of or hold separate any material portion of the assets or businesses of Plethico or Natrol or any of their respective material Subsidiaries or otherwise take or commit to take any action that limits in any material respect its ability to retain and effectively control a material portion of the assets or businesses of Plethico or Natrol or any of their respective material Subsidiaries, or that would be reasonably expected to have a material adverse effect on Plethico and its Subsidiaries (including the surviving corporation) taken as a whole after giving effect to the Transactions;

(b) other than requirements in respect of Antitrust Laws covered by above, there shall be pending or threatened, any action, proceeding or counterclaim by any Governmental Authority that is reasonably likely to result in, directly or indirectly, any of the consequences referred to in clauses (i) through (iii) of subparagraph (a) of this paragraph 2;

(c) after the date hereof, any event, change or circumstances that constitutes a Company Material Adverse Effect;

(d) (i) Natrol shall not have performed all obligations and complied with all covenants required by the Agreement to be performed or complied with by it prior to the Expiration Date, in all material respects, and such failure to perform or comply shall not have been cured prior to the Expiration Date or (ii) the representations and warranties of Natrol contained in the Merger Agreement shall not be true and correct (without regard to materiality or Company Material Adverse Effect qualifiers contained therein, except in respect of Section 4.7(ii) of the Merger Agreement where such qualifier shall be taken into account without duplication) as of the date hereof and as of the Expiration Date as if made at and as of such time (other than representations and warranties made as of a specified date, which shall be true and correct as of such specified date), except for where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that the warranties in Sections 4.1 and 4.2 of the Merger Agreement shall be true and correct (taking into account and giving effect to any materiality or Company Material Adverse Effect qualifiers contained therein) as of the date hereof and as of the Expiration Date in all but de minimis respects (other than such representations and warranties made as of specified date, which shall be true and correct in all but de minimis respects as of such specified date);

(e) the Merger Agreement shall have been terminated pursuant to its terms or Plethico, Purchaser and Natrol shall have reached mutual agreement to terminate the Offer.

Subject to the terms and conditions of the Merger Agreement, the foregoing conditions are for the sole benefit of Plethico and Purchaser, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Plethico or Purchaser, in whole or in part, at any time, at their sole discretion. The failure by Plethico and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14. Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, Natrol will not, and will not permit any of its subsidiaries to, without the prior consent of Plethico, declare, set aside, make or pay any dividends or any other distribution (whether in cash, stock, property or otherwise) with respect to any of its capital stock. See Section 11—“Purpose of the Offer and Plans for Natrol; Merger Agreement—The Merger Agreement—Covenants.”

15. Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on Plethico’s and Purchaser’s review of publicly available filings by Natrol with the Commission and other information regarding Natrol, Plethico and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Natrol and which might be adversely affected by the acquisition of Shares by Purchaser or Plethico pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Plethico pursuant to the Offer. In addition, except as set forth below, Plethico and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Plethico’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Plethico and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Natrol’s or Plethico’s business or that certain parts of Natrol’s or Plethico’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Plethico and Purchaser believe that the requirements of the HSR Act do not apply to the acquisition of Shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Plethico’s proposed acquisition of Natrol. At any time before or after our acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Plethico, Natrol, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, we may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer.”

Foreign Laws. Purchaser is not aware, and Natrol has advised Purchaser that it is not aware, of any material required approvals or consents under any antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”). If any Foreign Antitrust Laws are applicable to the Offer or the Merger, Natrol and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger.

Stockholder Approval. Natrol has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Natrol and the consummation by Natrol of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action of Natrol, and that no other corporate proceedings on the part of Natrol are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement by the holders of a majority in voting interest of the outstanding Shares prior to the consummation of the Merger. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to Natrol’ certificate of incorporation, the Shares are the only securities of Natrol that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of Natrol. Plethico and Purchaser have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by Plethico or Purchaser or their controlled affiliates will be voted in favor of the Merger.

Short-Form Merger. The DGCL provides that if a Plethico company owns at least 90% of each class of stock of a subsidiary, the Plethico company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Plethico could, and (subject to the satisfaction of waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other stockholder of Natrol if permitted to do so under the DGCL. Even if Plethico and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Plethico and Purchaser could seek to purchase additional Shares in the open market, from Natrol or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

State Takeover Laws. A number of states (including Delaware, where Natrol is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

As a Delaware corporation, Natrol is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Natrol has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and irrevocably resolved to elect, to the extent permitted by law, for Natrol not to be subject to any anti-takeover laws. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Certain Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Natrol may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Plethico nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16. Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and Plethico have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 8 under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Plethico or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of the Buyer Parties, Natrol or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Nutra Acquisition Company, Inc.

November 27, 2007

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PLETHICO AND PURCHASER

PLETHICO

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Centro. Except as otherwise noted, positions specified are positions with Centro.

Name	Principal Occupation or Employment	Citizenship
Mr. Shashikant Patel	Chairman & Managing Director	Indian
Mr. Chirag Patel	Wholetime Director & Chief Executive Officer	Indian
Ms. Gauravi Parikh	Executive Director	Indian
Mr. Rajiv Bedi	President	Indian
Mr. K.R. Krishnan	Assistant Vice President	Indian
Mr. Hemant Modi	Chief Operation Officer	Indian
Mr. Sanjay Pai	Chief Finance Officer	Indian
Mr. Sharad Kumar	Vice President—Works, prior thereto at Syncon formulations India Ltd., Indore	Indian
Mr. Manoj Javar	General Manager—CPD	Indian
Mr. Pramod Kishore Shrivastav	Independent Director	Indian
Dr. Ghulam Nabi Qazi	Independent Director, prior thereto as Director at Regional Research Laboratories (CSIR), Jammu	Indian
Mr. Abhay Suhane	Independent Director	Indian
Mr. Ashok Sodhani	Independent Director	Indian
Mr. Pankaj Pabaiya	Company Secretary, prior thereto as Company Secretary at Ad-Manum Finance Ltd., Indore	Indian

The Common Business address for all the Directors is as follows:

C/o Plethico Pharmaceuticals Limited, Sabnam House (Ground Floor), Plot No.A 15/16 Central Cross Road B, M.I.D.C., Andheri (East), Mumbai—400093.

A-1

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser.

Name	Principal Occupation or Employment	Citizenship
Mr. Sanjay Pai	President & Chairman of the Board of Directors; Chief Finance Officer for Plethico Pharmaceuticals Limited	Indian
Dr. Manmohan A. Patel	Secretary and Treasurer; Physician	Indian

The Common Business address for all the Directors is as follows:

C/o Plethico Pharmaceuticals Limited, Sabnam House (Ground Floor), Plot No.A 15/16 Central Cross Road B, M.I.D.C., Andheri (East), Mumbai—400093.

A-2

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Natrol or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

By Mail:	By Overnight Courier:

Computershare Trust Company, N.A. P.O. Box 43011 Providence, Rhode Island 02940-3078 Attention: Corporate Actions Department	Computershare Trust Company, N.A. 250 Royall Street Canton, Massachusetts 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833